Exhibit 4.28
TRANSLATION
Confidential
EXCLUSIVE TECHNICAL SERVICE AND CONSULTANCY AGREEMENT
Between
SHANGHAI JIEJIE INTERNET TECHNOLOGY CO., LTD.
And
T2CN INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.
Dated: 26 November, 2007

EXCLUSIVE TECHNICAL SERVICE AND CONSULTANCY AGREEMENT
This exclusive technical service and consultancy agreement (“Agreement”) is made on 26 November, 2007 in Shanghai, People of Republic of China (“PRC”), by and between:
(1)
Shanghai Jinjie Internet Technology Co., Ltd. (will be re-named to “Shanghai Jinyou Internet Technology Co., Ltd.”), located at Room 903, Building E, 5385 Long Dong Boulevard, Pudong New Area, Shanghai, with Wei Guo Jun as the legal representative (hereinafter called “JINJIE”).

(2)	T2CN Information Technology (Shanghai) Co., Ltd., located at 12F, 418, Gui Ping Road, Shanghai, with Deng Run-Ze as the legal representative (hereinafter called “T2CN”)
(JINJIE and T2CN are hereinafter referred to individually as “Party” and collectively as “Parties”.)
RECITALS
WHEREAS, JINJIE was incorporated and is legally existing in Beijing as a limited liability company, and its main business includes import and export of products, import and export of technology, import and export agent, internet information services, online game products and services;
WHEREAS, T2CN was incorporated and is legally existing in Shanghai as a wholly-foreign owned limited liability company, and its main business includes the development and design of internet technology and sale of products.
WHEREAS, JINJIE is desirous of obtaining the software licensing, technical support, technology consultancy and other services, to be supplied by T2CN in relation to JINJIE’s Business (as defined below), and T2CN is willing to provide such licensing and services.

The Parties hereby agree as follows:
1.	Definitions
1.1	In this Agreement, the following terms have the following meanings unless otherwise required by the context:

“Annual Business Plan” means the business development plan and budget report for the next calendar year prepared by JINJIE, with the assistance from T2CN, before 30 November each year in accordance with this Agreement.

“Customer Data” shall have the same meaning as denoted by Clause 6.1 of this Agreement.

“Confidential Information” shall have the same meaning as denoted by Clause 6.2 of this Agreement.

“Defaulting Party” shall have the same meaning as denoted by Clause 11.1 of this Agreement.

“Event of Default” shall have the same meaning as denoted by Clause 11.1 of this Agreement.

“Equipment” means every and all pieces of equipment owned or purchased by T2CN from time to time, and used for the purposes of service providing.

“Non-Defaulting Party” shall have the same meaning as denoted by Clause 11.1 of this Agreement.

“JINJIE’s Business” means any and all business operated and developed by JINJIE currently or at any time during the term of this Agreement.

“Receiving Party” shall have the same meaning as denoted by Clause 6.2 of this Agreement.

“Rights” shall have the same meaning as denoted by Clause 13.5 of this Agreement.

“Services” means the software licensing, technical support, technology consultancy, technical training and other services to be exclusively supplied by T2CN in relation to JINJIE’s Business, including but not limited to:
(1)	licensing to JINJIE to use software required for its business;

(2)	information technology total solutions required by JINJIE’s Business;

(3)	daily management, maintenance and update of hardware equipment and database;

(4)	development, maintenance and update of relevant application software;

(5)	training of professional technical staff for JINJIE;

(6)	assistance with collection, survey and research of relevant technology information;

(7)	such other technical and consultancy services as required by JINJIE from time to time, to the extent permitted by PRC laws.
“Service Fee” means all fees and expenses payable by JINJIE to T2CN for the Services supplied by T2CN pursuant to Clause 3 of this Agreement.
“Operating Income” means the revenues generated from JINJIE’s Business as recorded under the item of “main business revenues” on JINJIE’s balance sheets according to PRC accounting principles in any calendar year throughout the duration of this Agreement.
“Year” means a calendar year from January 1 to December 31.

1.2	In this Agreement, reference to any of the laws and regulations (“Laws”) shall be deemed as including:
(i)	any amendment, modification, supplement or replacement of the referenced PRC Law, irrespective of whether it becomes effective prior to or subsequent to the date of this Agreement; and
(ii)	any other rulings, notices or statutory rules made in accordance with, or otherwise effected by virtue of, the referenced PRC Law.
1.3	In this Agreement, reference to the number of the Clauses, Sub-clauses, Paragraphs, or Sub-paragraphs shall denote the corresponding text, unless otherwise required by the context.

2.	Services
2.1
To further develop JINJIE’s Business, JINJIE requires, and T2CN agree to supply, the Services. As such, JINJIE appoints T2CN as its exclusive supplier of software licensing and technical services. T2CN shall supply JINJIE the Services as defined hereunder exclusively. T2CN agrees to accept such appointment.

2.2	T2CN shall supply the Services to JINJIE according to the terms and conditions of this Agreement. JINJIE shall, to the fullest extent, facilitate the supply of the Services by T2CN.

3.	Service Fee
3.1
JINJIE agrees to pay the Service Fee to T2CN for the Services supplied by T2CN under Clause 2 of this Agreement. For the period from 26 November, 2007 to 31 December, 2008, the Services Fee will be an amount equal to 25% of JINJIE’s Operating Income in aggregate. From 2008, the Parties shall adjust and confirm in writing the rate(s) for the Service Fee.

3.2	It is agreed that JINJIE shall pay the Service Fee as follows:
(1)	JINJIE shall pay T2CN the Service Fee by quarter. By 10 January, 10 April, 10 July and 10 October of each year, JINJIE shall pay T2CN the Service Fee for the preceding 3 months.

(2)
The Parties shall, after the end of JINJIE’s fiscal year, conduct the computation of the Service Fee payable by JINJIE on the basis of total Operating Income for the previous Year as certified by the audit report issued by the PRC CPA acknowledged by both Parties, and shall, within 15 days after the issue of the audit report, make the adjustment (refund of any surplus payment or additional payment for deficiency). JINJIE undertakes to T2CN that it will provide the PRC CPA concerned all necessary information and assistance, and cause it to issue the audit report for the previous Year to JINJIE and T2CN within 30 working days after the end of each Year.

3.3
JINJIE shall pay all the Service Fee, in accordance with this Clause 3, to the bank account designated by T2CN by telegraphic transfer. T2CN shall issue written notice to JINJIE 7 working days in advance of any change to the bank account.

3.4
It is agreed that the Parties shall execute a supplementary agreement (in the same form as set out in Appendix 1) every year since 2009, to confirm specifically the calculation formula of the amount of the Service Fee payable by JINJIE for that Year to T2CN under Clause 3.1 of this Agreement. The Parties shall negotiate and conclude the supplementary agreement 1 month before the beginning of the Year in question.

3.5
If, throughout the duration of this Agreement, T2CN provides services not covered by this Agreement at JINJIE’s request, the Parties agree to handle this matter by cooperation in a manner stipulated in this Agreement or, failing which, a manner most akin to a manner stipulated in this Agreement. The Parties shall, in such a case, make corresponding adjustment in writing to the calculation of the Service Fee under Clause 3 of this Agreement.

4.	JINJIE’s Obligations
4.1
The Services are of an exclusive nature. Throughout the duration of this Agreement, JINJIE shall not, without prior written consent from T2CN, enter into any agreement with a third party for the supply by that third party of any services identical or similar to the Services as T2CN’s.

4.2
JINJIE shall provide T2CN with its final Business Plan for the following Year before 30 November every year, for T2CN to arrange the corresponding service plan, and to develop and purchase the required software, Equipment and technical service capacity. Where JINJIE requires T2CN to purchase any unplanned new Equipment, it shall negotiate with T2CN 15 days in advance in order to reach consensus.

4.3	JINJIE shall, at T2CN’s request, provide information precisely and punctually, as required by T2CN to facilitate its supply of the Services.

4.4	JINJIE shall pay T2CN the Service Fee in full on time pursuant to Clause 3 of this Agreement.
4.5	JINJIE shall maintain its goodwill, aggressively promote its business, and maximize the revenues.
4.6
It is acknowledged that the registered shareholders of JINJIE as of the date of this Agreement (“Existing Shareholders”) have entered into the Agreement for Pledge of Shares with T2CN dated 26 November, 2007, whereby each of the Existing Shareholders has pledged its shares in JINJIE in favour of T2CN, as security for the performance of the obligations under this Agreement by JINJIE.

5.	Intellectual Property Rights
5.1	T2CN acquires the ownership of any intellectual property rights of the work created or developed during the course of the supply of the Services by T2CN, except where:
(1)	the intellectual property right in question is owned by a third party, and JINJIE or T2CN may use the same through licensing or other legitimate means; or
(2)	the Parties enter into a written agreement.

6.	Confidentiality
6.1	Throughout the duration of this Agreement, the Parties co-own any and all customer data and other information in respect to JINJIE’s Business or the Services (“Customer Data”).
6.2
Irrespective of whether this Agreement is terminated, the Parties shall keep in strict confidence the trade secrets or proprietary information of the other party obtained through the performance of this Agreement, the co-owned Customer Data, and any non-public information of the other party (“Confidential Information”). The Party which receives the Confidential Information (“Receiving Party”) shall not disclose the same or any part of it to a third party, except where it obtains prior written consent from the other Party, or it is required to do so by the Laws, regulations or the rules of the related stock exchange institute. The Receiving Party shall not use directly or indirectly the Confidential Information or any part thereof otherwise than for the performance of the Agreement.

6.3	The following information is not considered Confidential Information:
(a)	information previously known by the Receiving Party as demonstrated by written proof;
(b)	information that comes to the public domain through no fault on the part of the Receiving Party, or becomes publicly known for another reason; or

(c)	information acquired by the Receiving Party through other legitimate means.
6.4
The Receiving Party may disclose the Confidential Information to its relevant employees, agents or professional personnel it employs, and shall ensure that the persons listed above are bound by this Agreement so as to maintain the confidential state of the Confidential Information, and the use of the Confidential Information solely for the purposes of the performance of this Agreement.

7.	Representation and Warranty

7.1	JINJIE hereby represents, warrants and undertakes as follows:
7.1.1
It was duly incorporated and is legally existing as a limited liability company under the laws of the place where it was registered, is an independent juristic person, and has complete and independent legal status and legal capacity to enter into, deliver and perform this Agreement, and may act independently as a party to legal proceedings.

7.1.2
It possesses full powers and authorization to enter into and deliver this Agreement, and any other documents it is to sign in relation to the transaction contemplated under this Agreement, and to execute the transaction contemplated under this Agreement. This Agreement is duly signed and delivered and constitutes a legal and binding commitment by JINJIE, which may be enforced through compulsory execution proceedings.

7.1.3
It shall, within 15 working days after the end of each quarter, provide T2CN with the quarterly financial statements and the budget for the next quarter, and, within 30 working days after the end of each Year, provide T2CN with the annual financial statements and the budget for the next year.

7.1.4	It shall timely notify T2CN of its involvement in any legal proceedings and other adverse circumstances, and mitigate the losses with its best endeavours.
7.1.5	It shall not, without written consent from T2CN, dispose any of its material assets in any manner, nor shall it change its current shareholders structure.
7.1.6
It shall not cause conclusion of any transaction which may materially affect its assets, responsibilities, business operation, shareholders structure, shareholding in third party companies, or any other legitimate rights (except for those concluded in the normal course of business, or already disclosed to T2CN with T2CN’s written approval).

7.2	T2CN hereby represents and warrants as follows:
7.2.1
It was duly incorporated and is legally existing as a limited liability company under the laws of the place where it was registered, is an independent juristic person, and has complete and independent legal status and legal capacity to enter into, deliver and perform this Agreement, and may act independently as a party to legal proceedings.

7.2.2
It possesses full powers and authorization to enter into and deliver this Agreement, and any other documents it is to sign in relation to the transaction contemplated under this Agreement, and to execute the transaction contemplated under this Agreement. This Agreement is duly signed and delivered and constitutes a legal and binding commitment by T2CN, which may be enforced through compulsory execution proceedings.

8.	Term
8.1
The Parties hereby acknowledge that this Agreement is formed after duly execution by both Parties. The Parties agree that this Agreement’s effectiveness is dependent on a condition precedent: JINJIE’s receiving Internet Content Provider’s License (“ICP License”) from related government department of PRC; i.e. this Agreement shall become effective from the date JINJIE receives the abovementioned ICP License. The term of this Agreement shall expire on 21 November, 2024, unless terminated earlier through written agreement by the Parties. JINJIE shall not pay any Consultancy Service Fee to T2CN before this Agreement becomes effective.

8.2
The Parties shall adhere to their obligations under Clause 6 of this Agreement after the termination of this Agreement. The termination of this Agreement will not discharge JINJIE from its obligation to pay any outstanding amount of the Service Fee under Clause 3 of this Agreement.

9.	Indemnification
JINJIE shall indemnify and hold harmless T2CN from and against any and all losses the latter may incur in connection with the supply of the Services, including but not limited to any losses caused by any suits, actions, arbitral proceedings, or claims filed by any third party, or by any governmental administrative investigations or penalties. Notwithstanding the above, the indemnity does not cover any losses caused by virtue of an intentional act or gross negligence on the part of T2CN.
10.	Notices
10.1	Any notices, requests, demands or other communications required by or issued pursuant to this Agreement shall be delivered in writing to the Party concerned.
10.2
All notices or other communications given hereunder shall be considered to be given and received at the time of: dispatch when sent by facsimile transmission; hand-over when hand delivered; or 5 days after deposit in the mails when sent by post.

11.	Default
11.1
The Parties agree and acknowledge that any material breach of, or material failure to perform, an obligation under this Agreement by a Party (“Defaulting Party”) will constitute an event of default (“Event of Default”), and that the other Party (“Non-defaulting Party”) may require the Defaulting Party to rectify the same or to take remedial measures. Where the Defaulting Party fails to do so within a reasonable period of time or 10 days after receipt of written notice and demand for rectification from the Non-defaulting Party, the Non-defaulting Party may choose to:

(1)	terminate this Agreement and claim damages in full from the Defaulting Party; or
(2)	require the Defaulting Party to continue performing its obligations under this Agreement and claim damages in full from it.

11.2	Notwithstanding any other provisions of this Agreement, the validity of this Clause 11 shall survive the expiry or termination of this Agreement.

12.	Force Majeure
Where a Party cannot perform any provisions under this Agreement or cannot perform the same according to the agreed terms or conditions, due to an event of force majeure, such as earthquake, typhoon, flood, fire, war, computer viruses, defect of operation software, hacker attack, a change to the policy or laws, or any other event which is unforeseen or the consequence of which is not preventable or is unavoidable, it shall within 30 days inform the other Party via fax immediately and provide the details of the force majeure event, together with documentation to substantiate its claim that this Agreement cannot be performed or its performance should be postponed. The supporting documentation mentioned above shall be issued by a notary public in the region where the event of force majeure occurs. The Parties shall negotiate and determine if the performance of this Agreement is to be partially waived or postponed in light of the impact the event of force majeure has caused. Neither Party shall be liable for any economic losses caused by an event of force majeure.
13.	Miscellaneous
13.1	This Agreement is made in Chinese and executed in duplicate copies, with one copy to be held by each Party.
13.2	The formation, effectiveness, performance, amendment, interpretation, and termination of this Agreement shall be governed by the PRC Laws.
13.3
Any dispute arising out of or in connection with this Agreement shall be resolved through negotiation by the Parties. Where the Parties fail to reach consensus within 30 days after the dispute arises, the dispute shall be referred to the Shanghai Sub-commission of China International Economic and Trade Arbitration Commission (“CIETAC”), for arbitration to be conducted in Shanghai in accordance with CIETAC arbitration rules. The arbitral award will be final and binding on the Parties.

13.4
Any right, privilege, or remedy granted hereunder to a Party does not preclude the other rights, privileges or remedies the Party may be entitled to under the laws or other provisions of this Agreement. The exercise of a right, privilege or remedy does not bar the Party from exercising any other rights, privileges or remedies the Party may be entitled to.

13.5
Failure or delay by a Party in the exercise of a right, privilege or remedy it may have under the laws or this Agreement (“Rights”) shall not be construed as a waiver. Any waiver of one or more of the Rights does not preclude the exercise of the Rights in another manner or the exercise of the other Rights.

13.6	The headings in this Agreement are for purposes of convenience and ease of reference only and shall not be construed to limit or otherwise affect the meaning of any part of this Agreement.
13.7
The Agreement supersedes and replaces any other previous written or oral agreements concluded by the Parties in respect of the subject matter hereof, and constitutes the entire agreement between the Parties.

13.8
Under this Agreement, each clause is severable and independent from the others. If any provision of this Agreement is held to be invalid, unlawful or unenforceable, the validity, legitimacy and enforceability of the remaining provisions of this Agreement shall remain intact.

13.9	Any amendment or supplement to this Agreement shall be made in writing, and become effective only until duly signed by both Parties.
13.10
T2CN shall not assign its rights and/or obligations under this Agreement to any third party without prior written consent from JINJIE. JINJIE may, to the extent permitted by PRC Laws, assign its rights and/or obligations under this Agreement to any third party with written notice to T2CN.

13.11	This Agreement is binding on any lawful successor(s) of each Party.

13.12	Each of the Parties undertakes to file and pay taxes in connection with the transaction contemplated under this Agreement in accordance with the law.
(End of Text)
IN WITNESS WHEREOF, this Agreement has been duly executed by each of the Parties as of the date and place first above written.
Signed by:
JINJIE
Shanghai Jinjie Internet Technology Co., Ltd.
By:
Name:
Title: Authorized Representative
T2CN
T2CN Information Technology (Shanghai) Co., Ltd.
By:
Name:
Title: Authorized Representative

APPENDIX 1 — FORM OF SUPPLEMENTARY AGREEMENT
This supplementary agreement (“Supplementary Agreement”) to the Exclusive Technical Service and Consultancy Agreement is made on                       in                      , People’s Republic of China (“PRC”), by and between:
(1)
Shanghai Jinjie Internet Technology Co., Ltd., located at Room 903, Building E, 5385 Long Dong Boulevard, Pudong New Area, Shanghai, with Wei Guo Jun as the legal representative (hereinafter called “JINJIE”).

(2)	T2CN Information Technology (Shanghai) Co., Ltd., located at 12F, 418, Gui Ping Road, Shanghai, with Deng Ruen-Zeh as the legal representative (hereinafter called “T2CN”)
(JINJIE and T2CN are hereinafter referred to individually as “Party” and collectively as “Parties”.)
Pursuant to the provisions of the Exclusive Technical Service and Consultancy Agreement made by the Parties on 26 November 2007, the Parties hereby enter into this Supplementary Agreement as follows:
The Service Fee that JINJIE shall pay T2CN for Year                      under Clause 3.2 (i) of the Exclusive Technical Service and Consultancy Agreement shall be calculated as follows:

Shanghai Jinjie Internet Technology Co., Ltd.		T2CN Information Technology (Shanghai) Co., Ltd.

Signed by:		Signed by:

Name:		Name:
Title:	Authorised Representative	Title:	Authorised Representative